13D/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                             HISPANIC EXPRESS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   43358F 10 4
                      (CUSIP Number of Class of Securities)

                             ----------------------


                                 Gary M. Cypres
                               1900 S. Main Street
                              Los Angeles, CA 90007
                                 (213) 763-4824

                                 With Copies To:

                          William T. Quicksilver, Esq.
                         Manatt, Phelps & Phillips, LLP
                          11355 West Olympic Boulevard
                              Los Angeles, CA 90064
                                 (310) 312-4210

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  August 2, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

 (1)     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Gary M. Cypres
         ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)                                               [   ]
         (b)                                               [   ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         BK/PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    [   ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF SHARES                         :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                            3,733,960*
REPORTING PERSON WITH

                                         :     (8)    SHARED VOTING POWER
                                                      795,744*

                                         :     (9)    SOLE DISPOSITIVE POWER
                                                      3,733,960*

                                         :    (10)    SHARED DISPOSITIVE POWER
                                                      795,744*

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,529,704*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                           [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         61.94%

(14)     TYPE OF REPORTING PERSON
         IN

* On August 2, 2002, Cypres pruchased in a private transaction 106,250 shares of Issuer Common Stock. As a result of the foregoing transaction, Cypres has sole voting power of 3,733,960 shares of Issuer Common Stock. In addition, Cypres as the sole stockholder of G.M. Cypres & Co., Inc., which is the general partner of
(i) Cypres Investments Holdings, L.P., which owns 690,088 shares of the Issuer's Common Stock and (ii) G.M. Cypres Investments, L.P., which owns 80,656 shares of Issuer Common Stock, is deemed to beneficially own and control 770,744 shares of Issuer Common Stock. Also, Cypres has shared voting power of 12,500 shares of Issuer Common Stock held by Cypres' spouse and 12,500 shares of Issuer Common Stock held in trust by Cypres and his spouse.

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) G.M. Cypres & Co., Inc.
         13-3559737

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)                                              [   ]
         (b)                                              [   ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   [   ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

NUMBER OF SHARES                         :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                            0
REPORTING PERSON WITH

                                         :     (8)    SHARED VOTING POWER
                                                      770,744*

                                         :     (9)    SOLE DISPOSITIVE POWER
                                                      0

                                         :     (10)   SHARED DISPOSITIVE POWER
                                                      770,744*

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         770,744*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                          [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         11.05%

(14)     TYPE OF REPORTING PERSON
         CO

* G.M. Cypres & Co., Inc. is the general partner of (i) Cypres Investments Holdings, L.P., which owns 690,088 shares of Issuer Common Stock, and (ii) G.M. Cypres Investments, L.P., which owns 80,656 shares of Issuer Common Stock.

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Cypres Investments Holdings, L.P.
         13-3559738

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)                                            [   ]
         (b)                                            [   ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                 [   ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

NUMBER OF SHARES                           :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                              690,088*
REPORTING PERSON WITH

                                           :     (8)    SHARED VOTING POWER
                                                        0

                                           :     (9)    SOLE DISPOSITIVE POWER
                                                        690,088*

                                           :     (10)   SHARED DISPOSITIVE POWER
                                                        0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         690,088*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                        [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         9.89%

(14)     TYPE OF REPORTING PERSON
         PN

* On August 2, 2001, Cypres Investments Holdings, LP ("CIH") distributed a total of 33,094 shares of Issuer Common Stock to three individuals. These distributions decreased CIH's ownership of Issuer Common Stock from 723,182 shares to 690,088 shares.

Item 1.  Security and Issuer.


     This Amendment No. 6 to Schedule 13D (the "Schedule 13D Amendment") relates to the common stock, par value $0.01 per share (the "Shares" or the "Issuer Common Stock"), of Hispanic Express, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 5480 East Ferguson Drive, Commerce, CA 90022.

Item 2.  Identity and Background.

     (a)-(c) This Schedule 13D Amendment is filed by Gary M. Cypres, a natural person ("Cypres"), G.M. Cypres & Co., Inc., a Delaware corporation ("GMCC"), and Cypres Investments Holdings, L.P., a Delaware limited partnership ("CIH") (collectively, the "Reporting Persons"). The business address of Cypres is 1900
S. Main Street, Los Angeles, CA 90007. The address of the principal business and principal office of CIH and GMCC is also 1900 S. Main Street, Los Angeles, CA 90007. Cypres is the Chairman of the Board, President and Chief Executive Officer of the Issuer. Cypres is the sole stockholder of GMCC and may exercise voting power over shares of Issuer Common Stock beneficially owned by GMCC. GMCC is the general partner of CIH and G.M. Cypres Investments, L.P. ("GMCI"), a limited partnership stockholder of Issuer. CIH is a limited partnership stockholder of Issuer.

     (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the executive officers or directors of GMCC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Cypres is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.


     On July 29, 2002, Cypres executed a promissory note in principal amount of US$221,200 and previously disclosed a promissory note in principal amount of US$8,163,400 (the "Note") in favor of Hispanic Express, Inc. (the "Lender"). In connection with, and as collateral for, the Note, Cypres and G.M. Cypres & Company, Inc. pledged to the Lender 4,280,922 shares of Issuer Common Stock, representing all of the shares of Issuer Common Stock owned by Cypres and G.M. Cypres & Company, Inc. as of such date (the "Pledge"). The terms of the Pledge permit Cypres to retain voting and investment power over the shares of Issuer Common Stock so pledged. The funds available under the Note are restricted for use in the acquisition of additional shares of Issuer Common Stock.

     On August 2, 2002, Cypres purchased in a private transaction 106,250 shares of Issuer Common Stock. Accordingly, Cypres beneficially owns and has sole dispositive and voting power over 3,733,960 shares of Issuer Common Stock.

     GMCC is the  general  partner  of CIH and  GMCI.  On August  2,  2001,  CIH
distributed   a  total  of  33,094  shares  of  Issuer  Common  Stock  to  three individuals. These distributions decreased CIH's ownership of Issuer Common Stock from 723,182 shares to 690,088 shares. Thus, CIH has sole dispositive and voting power over 690,088 shares of Issuer Common Stock. Also on August 2, 2001, GMCI distributed a total of 24,661 shares of Issuer Common Stock to two individuals. These distributions decreased GMCI's ownership of Issuer Common Stock from 105,317 shares to 80,656 shares. Accordingly, GMCC has shared dispositive and voting power over 770,744 shares of Issuer Common Stock through its interest in CIH and GMCI. Cypres is the sole stockholder of GMCC and thus has shared dispositive and voting power over 770,744 shares of Issuer Common Stock. In addition, Cypres has shared dispositive and voting power over 12,500 shares of Issuer Common Stock held by Mr. Cypres' spouse and 12,500 shares of Issuer Common Stock held in trust by Mr. Cypres and his spouse.



Item 4.  Purpose of the Transaction.

     (a)-(i) The information set forth in Item 3 is hereby incorporated herein by reference.

     The Reporting Person may continue from time to time to acquire additional securities from the Issuer under conditions which are satisfactory to him.

     The Reporting Persons do not have any plans or proposals which relate to or would result in:

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (d) Any material changes in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (i) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The number of shares of Issuer Common Stock beneficially owned by CIH and covered by this report is 690,088, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on August 9, 2002, approximately 9.89% of Issuer Common Stock. The number of shares of Issuer Common Stock beneficially owned by GMCC and covered by this report is 770,744, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on August 9, 2002 approximately 11.05% of Issuer Common Stock. Gary M. Cypres, who is President, Director and sole stockholder of GMCC and Chairman of the Board, President and Chief Executive Officer of the Issuer, beneficially owns 4,529,704 shares of Issuer Common Stock, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on August 9, 2002, approximately 61.94% of Issuer Common Stock.

     (c) Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Persons' knowledge as of the date hereof (i) no subsidiary or affiliate of the Reporting Persons nor any of executive officers or directors of GMCC beneficially owns any shares of Issuer Common Stock, and (ii) other than as described in Item 3, there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Persons.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock held by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

     As described in Item 3, Mr. Cypres pledged to the Lender his and G.M. Cypres & Company, Inc.'s 4,280,922 shares of Issuer Common Stock to be used as collateral for the Note. However, Cypres still maintains his rights of voting and investing power over such pledged stock.

     To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between any such persons and any person with respect to any securities to the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 - Promissory Note Gary Cypres & Hispanic Express, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that this statement is true, complete and correct.


Dated:   August 9, 2002

                                            GARY M. CYPRES

                                            /s/ Gary M. Cypres
                                            -----------------------------
                                            Name: Gary M. Cypres



                                            G.M. Cypres & Co., INC.


                                            By:      /s/ Gary M. Cypres
                                              --------------------------
                                            Name:  Gary M. Cypres
                                            Title: President



                                            CYPRES INVESTMENTS HOLDINGS, L.P.

                                            By: G.M. Cypres & Co., Inc.,
                                                its general partner

                                            By:      /s/ Gary M. Cypres
                                               ---------------------------
                                            Name:  Gary M. Cypres
                                            Title: President

                                   EXHIBIT 1.

                             SECURED PROMISSORY NOTE


$221,200.00                                             Dated:  July 29, 2002



     1. FOR VALUE RECEIVED, the undersigned, Gary M. Cypres, an individual having an address at 1900 S. Main Street, Los Angeles, CA 90007 ("Borrower") promises to pay to CENTRAL CONSUMER FINANCE COMPANY ("Lender"), or to Lender's order, at 1900 S. Main Street, Los Angeles, CA 90007, or such other address as the holder shall specify in writing, the principal sum of Two Hundred Thousand Two Hundred Twenty-One Dollars, together with interest on the unpaid principal hereof at the floating rate per annum equal to the rate publicly announced from time to time by City National Bank in Los Angeles, California as its "base" or "prime" lending rate. Upon the occurrence of an Event of Default, the rate of interest applicable to this Note shall be increased to the sum of the rate otherwise applicable pursuant to the preceding sentence plus five percent (5%) per annum. All payments under this Note shall be made by check or wire transfer in accordance with Lender's instructions, and shall be payable in lawful money of the United States.

     2. Payments. The entire principal amount of this Note, together with all accrued unpaid interest, shall be due and payable on November 14,2003(1) This Note may be prepaid at any time, in whole or in part, without penalty.

     3. Maximum Interest. Notwithstanding any other provision of this Note, in no event shall the interest payable hereunder, whether before or after maturity, exceed the maximum interest which, under applicable law, may be charged on this Note. To the extent that any amount collected by Lender exceeds the maximum interest permitted under applicable law, such excess shall be applied to reduce the outstanding principal of this Note.

     4. Pledge and Grant of Security Interest. As security for the prompt and complete payment and performance of the Liability when due, Borrower hereby delivers, pledges and grants a security interest to Lender in all of Borrower's right, title and interest in and to the following (whether now existing or hereafter arising or acquired): (a) all the issued and outstanding capital stock of Hispanic Express, Inc., a Delaware corporation (the "Company"); (b) all certificates and instruments from time to time evidencing such capital stock;
(c) all additional capital stock in the Company, or in any successor corporation, hereafter acquired by Borrower; (d) all dividends and other distributions received by Borrower in respect of any of the foregoing, and (e) all proceeds of the foregoing items, which shall include whatever is received or to be received when such items are sold, transferred, exchanged or otherwise disposed of, voluntarily or involuntarily. For the purposes of this Note all of the items described in clauses (a) through (e) above are collectively referred to as the "Collateral".

     A. Voting. Until an Event of Default shall occur and be continuing, Borrower will be entitled to vote any and all of the capital stock comprising the Collateral and to give any consents, waivers or ratifications in respect of such stock but Borrower will not have the right to vote or take any action which would violate or be inconsistent with this Note. Borrower's right to vote or give consents, waivers or ratifications shall cease upon the occurrence of an Event of Default.

(1) 18 months from date of issuance.

     B. Dividends and Other Distributions. Until an Event of Default shall occur and be continuing, Borrower will be entitled to retain all cash dividends on the capital stock of the Company. However, Borrower will pay to Lender any and all extraordinary, liquidating or other distribution in return of capital any capital stock of Borrower, to be held by Lender as the proceeds of the Collateral. Borrower will also pay to Lender, to be held by Lender as Collateral, all other or additional stock, securities or property (other than cash) distributed (ii) by way of dividend under the capital stock comprising the Collateral whether as a result of stock-split, spin-off, reclassification, combination of shares or other similar arrangement or (ii) as a result of any consolidation, merger, exchange of stock, transfer of assets, liquidation or similar corporate reorganization.

     C. Delivery of Collateral. Concurrently with the execution and delivery of this Note, Borrower shall deliver to Lender all the stock certificates representing the Collateral, together with stock powers in blank duly executed by Borrower. In the event that Borrower receives additional capital stock certificates that constitute Collateral, Borrower will promptly deliver them to Lender to be held in pledge by Lender pursuant to the terms of this Note, together with stock powers in blank duly executed by Borrower.

     5. Events of Default. Any one or more of the following events shall constitute an Event of Default by Borrower under this Note.

     (a) If Borrower fails to pay when due and payable or when declared due and payable, any portion of the obligations hereunder, whether of principal or interest (including any interest which, but for the provisions of the United States Bankruptcy Code, would have accrued on such amounts);

     (b) If Borrower fails or neglects to perform, keep, or observe any term, provision, condition, covenant, or agreement contained in this Note;

     (c) If any bankruptcy, reorganization, receivership or other insolvency proceeding (each, an "Insolvency Proceeding") is commenced by or against Borrower.

     Upon the occurrence of an Event of Default, all amounts outstanding under this Note shall, at the option of the holder hereof, become immediately due and payable without notice or demand; provided that in the case of an Event of Default described in clause (c), all amounts outstanding under this Note shall become due and payable immediately and automatically, without notice, demand or any action on the part of any party.

     6. Remedies. (a) In case an Event of Default shall occur and be continuing, Lender shall be entitled to exercise all of Lender's rights, powers and remedies (whether pursuant to applicable law or this Note) for the protection and enforcement of Lender's rights in the Collateral, including, without limitation, the following:

     (i) the right to receive all monies or other property which, but for the occurrence of the Event of Default, Borrower would have been entitled to retain;

     (ii) to transfer registration of the Collateral into Lender's name;

     (iii) to vote all the shares of stock comprising the Collateral, give all consents, waivers and ratifications with respect to them and to otherwise act as if Lender were the outright owner of such stock and Borrower hereby gives Lender an irrevocable power of attorney and proxy to do same; and

     (iv) to sell, assign or otherwise dispose of the Collateral, in the entirety or in separate lots, and generally in such manner, at such time or times, at such place or places and on such terms as Lender, in compliance with any mandatory requirements of applicable law, may determine to be commercially reasonable, and, to the extent permitted by any such requirement of law, Lender may bid (which may be a credit bid) for and become the purchaser of the Collateral (or any portion thereof), offered for sale in accordance with this section without accountability to Borrower, except pursuant to subsection
(b)(iii) below.

     Notwithstanding  the  foregoing or any other  provision of this Note to the contrary, Lender shall have recourse solely to the Collateral for the enforcement of this Note, and not to the general credit or other assets of Borrower.

     (b) The proceeds of any disposition of any Collateral obtained pursuant to this section shall be applied as follows:

          (i) first, to the payment of any and all expenses and fees (including reasonable attorney's fees) incurred by Lender in foreclosing on and disposing of the Collateral;

          (ii)  next,   any  surplus  then  remaining  to  the  payment  of  the
     outstanding principal of this Note, interest accrued thereon, and all additional amounts and other sums at any time due and owing, and required to be paid, to Lender under the terms of this Note (collectively, the "Liabilities"), whether matured or unmatured, in such order as Lender may determine in its sole discretion; and

          (iii) thereafter, if no other Liabilities are outstanding, any surplus then remaining shall be paid to Borrower or to such other person legally entitled to same; it being understood that Borrower will remain liable to Lender to the extent of any deficiency between the amount of the Liabilities and the aggregate of all amount realized from Collateral.

     7. Cumulative Rights. Lender's rights, powers and remedies under this Note shall be in addition to all rights, powers and remedies given to Lender under law or under this Note or under any other agreement between Borrower and Lender, all of which rights, powers and remedies shall be cumulative and may be exercised successively or concurrently without Lender's security interest in the Collateral.

     8. Representations and Warranties. Borrower hereby represents and warrants to Lender that:

     (a) Borrower is, and at all times will be, the beneficial owner of the Collateral and no one else has or will have, any pre-emptive right, title, claim, lien, interest or other right in or against the Collateral (other than the rights and interest of Lender pursuant to this Note); the certificate numbers representing the capital stock of the Company which Borrower is delivering herewith constitute all of the outstanding capital stock of the Company in which Borrower has any right, title or interest;

     (b) Borrower is legally competent and has the power and authority to execute and deliver this Note and has duly executed and delivered this Note;

     (c) this Note is the legal, valid and binding obligation of Borrower;

     (d) each item of Collateral is genuine, validly issued and outstanding and is fully paid and nonassessable and was issued in accordance with all applicable laws and regulations;

     (e) each item of Collateral is free of any restriction on transfer or assignment and Borrower has the right to pledge the Collateral to Lender without restriction; and

     (f) the execution and delivery of this Note and the borrowing evidenced hereby do not require the consent or approval of any other party (including any governmental or regulatory body), and do not violate any law, regulation or agreement to which Borrower or the Company is a party or by which Borrower or the Company or any of their assets may be subject.

     9. Certain Covenants.

     (a) Further Assurances. Borrower will, and will cause Borrower to, cooperate with Lender and execute and deliver, or cause to be executed and delivered, all such other stock powers, proxies, instruments and documents, and will take all such other action, including, without limitation, the filing of financing statements, as Lender may reasonably request from time to time in order to maintain, preserve and protect the Collateral and Lender's first priority security interest, and otherwise to carry out the provisions and purposes of this Note. Borrower further agrees that it will not create, permit or suffer to exist, and will defend the Collateral against and take such other action as is necessary to remove, any lien on the Collateral and will defend the right, title and interest of Lender in and to the Collateral against the claims and demands of all other persons or entities.

     (b) Compliance With Laws, etc. Borrower will comply with all laws and regulations relating to the possession and control of the Collateral and, in the event that Lender forecloses on the security interest granted to Lender under this Note, to cooperate with Lender in any foreclosure or private sale as may be required to sell or transfer the Collateral.

     (c) Prohibited Actions. Borrower shall not sell, assign, exchange, grant a security interest in, transfer, encumber, grant any option of, or otherwise dispose of, any of the Collateral, or attempt or contract to do so.

     10. Severability. Wherever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable laws and regulations, but if any provision of this Note shall be prohibited by or invalid thereunder, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

     11. Choice of Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA.

     12. Expenses. If this Note is not paid when due, Borrower promises to pay all costs and expenses of collection, and attorneys' fees incurred by the holder hereof on account of such collection, whether or not suit is filed hereon.

     13. Successors and Assigns. This Note shall bind Borrower and its successors and assigns and shall inure to the benefit of Lender and its successors and assigns; provided, however, that Borrower may not assign this Note or any rights or duties hereunder without Lender's prior written consent. No consent by Lender to an assignment by Borrower shall release Borrower from its obligations. This Note shall be freely assignable by Lender.

     14. Amendments, etc. No amendment, modification, termination, or waiver of any provision of this Note, or any other document or instrument executed in connection herewith, or consent to any departure by Borrower, shall in any event be effective without the written concurrence of Lender.

     15. Waivers and Consents. The holder shall not be deemed to have waived any of its rights hereunder or under any other agreement, instrument or paper signed by either maker unless such waiver is in writing and signed by the holder. No delay or omission on the part of the holder in exercising any right shall operate as a waiver thereof or of any other right. A waiver upon any one occasion shall not be construed as a bar or waiver of any right or remedy on any future occasion. BORROWER EXPRESSLY WAIVES DEMAND, PROTEST, NOTICE OF PROTEST, NOTICE OF DISHONOR, PRESENTMENT FOR PAYMENT AND THE RIGHT TO ASSERT ANY STATUTE OF LIMITATIONS IN CONNECTION WITH THIS NOTE AND THE TRANSACTIONS EVIDENCED HEREIN.

     16. Service of Process. Borrower agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address set forth above or at such other address of which Lender shall have been notified in accordance with Section 18 below, and agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law.

     17. Notices. All notices, demands, declarations, consents, directions, approvals, instructions, requests and other communications required or permitted by this Note shall be in writing and shall be deemed to have been duly given when addressed to the appropriate Person and deposited in the U.S. Postal Service via registered mail. The initial address for notices is forth in Section 1 of this Note.

     18. WAIVER OF JURY TRIAL. BORROWER AND LENDER ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. LENDER AND BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE (AFTER CONSULTING OR HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL OF THEIR CHOICE) ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS NOTE OR ANY OTHER RELATED DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF LENDER OR BORROWER. BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR LENDER TO MAKE THE LOAN EVIDENCED HEREBY.


     IN WITNESS WHEREOF, this Note is executed by Borrower as of the date hereof.



                                    /s/   Gary M. Cypres
                                    --------------------------------


WITNESS:


/s/ Carol C. Covert
------------------------------------